

August 31, 2011

<u>Via Facsimile</u>
Mr. Roland O. Burns
Senior Vice President
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, Texas 75034

> **Re:** **Comstock Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2011**
> **File No. 1-03262**

Dear Mr. Burns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Business and Properties, page 6</u>

<u>Oil and Natural Gas Reserves, page 14</u>

1. Item 1202(a)(6) of Regulation S-K requires a registrant disclosing material additions to its reserve estimates to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. With a view toward possible disclosure, please explain to us the methods you used to establish reasonable certainty of economic producibility of the incremental natural gas reserves. Address your historical results in applying these methods.

2.   We note your disclosure stating that your reservoir management group, comprised of qualified petroleum engineers, works with Lee Keeling and Associates, Inc. to ensure that all data you provide is properly reflected in the final reserves estimates, and you consult with Lee Keeling throughout the reserves estimation process on technical questions regarding the reserve estimates. Please expand your disclosure to include more detailed descriptions of the internal controls you use in your reserves estimation effort and the qualifications of the technical person primarily responsible for overseeing the preparation of your reserve estimates.

Risk Factors, page 27

Federal hydraulic fracturing legislation could increase our costs, page 28

3.   Please tell us, with a view toward disclosure:

- your acreage subject to hydraulic fracturing;

- the percentage of your reserves subject to hydraulic fracturing;

- the anticipated costs and funding associated with hydraulic fracturing activities; and

- whether there have been any incidents, citations, or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what your response has been.

4.   With regard to your use of hydraulic fracturing, please also tell us what steps you, or the third-party contractors you hire, have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

- have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

- monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

- evaluate the environmental impact of additives to the hydraulic fracturing fluid; and

- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

5.   Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each of the major resource plays in which you operate.

6.   In light of the public concern over the risks relating to hydraulic fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability. This would include, for example, your potential liability in connection with any environmental contamination related to your fracturing operations. For example, and without limitation, please address the following with respect to your hydraulic fracturing operations:

 • disclose the applicable policy limits and deductibles related to your insurance coverage;

 • disclose your related indemnification obligations and those of the third parties who perform hydraulic fracturing operations on your wells, if applicable;

 • clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

 • provide further detail on the risks for which you are insured for your hydraulic fracturing operations.

7.   In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of a spill or leak from your hydraulic fracturing operations.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note (2) Dispositions of Oil and Gas Properties, page F-15

8.   We note your discussion of the sale of your oil and gas properties in Mississippi in December 2010 and the related impairment charge. Please provide us with a timeline and a description of the significant events surrounding this transaction. Your response should address, but not necessarily be limited to, the following:

 • When and why the properties involved were first identified for possible sale;

 • Whether and, if so, when, management initially established a range or other assessment of the terms under which the properties would be sold;

- Whether, and, if so, when, you made or received any offers or proposals to sell or buy the properties other than that which ultimately resulted in the transaction. Describe the material terms of any such offers or proposals;

- When you made or received the initial offer or proposal that ultimately resulted in the transaction. Describe the terms of the initial offer or proposal;

9. Tell us whether the properties sold in December 2010 had been subjected to impairment testing at any point in the twelve months prior to the sale. If not, explain your basis for concluding that impairment testing was not necessary. Otherwise, describe for us, in reasonable detail, the material assumptions underlying the impairment test, including the assumptions regarding future prices and costs and the extent to which quantities other than proved reserves were considered. To the extent that quantities other than proved reserves were considered, tell us whether and, if so, how such quantities were risk adjusted. Finally, tell us the results of the impairment test.

10. We note from the table on page F-24 that your net proved oil and gas properties balances as of December 31, 2010 and 2009 exceed your standardized measures of discounted future net cash flows by substantial amounts. In view of this, explain to us the extent to which you have subjected any of your proved properties to impairment testing as of December 31, 2009, December 31, 2010 or at any interim period between those dates. Tell us the book value as of December 31, 2010 and 2009 for any properties not subjected to impairment testing, as well as your basis for concluding that impairment testing was not necessary. Similarly, tell us the book value as of December 31, 2010 and 2009 for any properties subjected to impairment testing. Additionally, describe for us, in reasonable detail, the material assumptions underlying the impairment tests, including the assumptions regarding future prices and costs and the extent to which quantities other than proved reserves were considered. To the extent that quantities other than proved reserves were considered, tell us whether and, if so, how such quantities were risk adjusted. Finally, tell us the results of the impairment tests.

Note (12) Oil and Gas Reserves Information (Unaudited), page F-23

11. We note your disclosure regarding prices used to determine your reserve quantities as of December 31, 2010 and December 31, 2009. Expand this disclosure to clarify whether these prices are before or after adjustments from posted prices for differences in location and quality. To the extent that these prices are before adjustment, further expand the disclosure to provide prices after adjustment for location and quality.

Definitive Proxy Statement on Schedule 14A

Related Party Transaction, page 11

12.   Please provide further details regarding your written policy for the approval of related party transactions. Describe the standards the audit committee applies when deciding whether to approve a related party transaction.

Engineering Comments

General

13.   Please provide a copy of your 2010 reserve report. Please include cash flow statements for all wells.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 for questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director